# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Power REIT, CIK 0001532619
CUSIP: 73933H200
Title of class of securities: Series A Cumulative Redeemable Perpetual Preferred Stock Liquidation Preference $25 per Share
Address of issuer's principal executive offices: 301 WINDING ROAD, OLD BETHPAGE, New York (NY), 11804
Date of event which requires filing of this statement: 02/06/2026
Filed by CIK 0001042634
Persons authorized to receive notices and communications: Henry Posner III, 535 Smithfield Street, Suite 960, Pittsburgh, Pennsylvania (PA), 15222, 412-928-7700; Briar McNutt, Epstein Becker & Green, P.C., 875 Third Avenue, New York, New York (NY), 10022, 212-351-4500

## Reporting persons
- POSNER HENRY III (CIK 0001042634): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 34,000; shared voting power 0; sole dispositive power 34,000; shared dispositive power 0; aggregate amount beneficially owned 34,000 (10% of the class)
  Comment: Percentage is calculated based on 336,944 shares of 7.75% Series A Cumulative Redeemable Perpetual Preferred Stock Liquidation Preference $25 per Share ("Series A Preferred Stock") outstanding as of September 30, 2025, as disclosed by Power REIT (the "Issuer") in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed on October 24, 2025 with the Securities and Exchange Commission (the "SEC").
  
  The Series A Preferred Stock is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended. The holders of Series A Preferred Stock have the right (voting separately as a class) to elect two additional Trustees to the Issuer's Board of Trustees (the "Board") if dividends on the Series A Preferred Stock are not paid (whether or not declared) for six or more quarterly periods. As disclosed by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 31, 2025, and in the above-referenced Form 10-Q, during the 12 months ended December 31, 2024 and the 9 months ended September 30, 2025, the Issuer did not declare a quarterly dividend to holders of the Series A Preferred Stock. Accordingly, as of the date hereof, the Series A Preferred Stock has attributes of a voting security.

## Item 1. Security and Issuer
Title of class of securities: Series A Cumulative Redeemable Perpetual Preferred Stock Liquidation Preference $25 per Share
Name of issuer: Power REIT
Address of issuer's principal executive offices: 301 WINDING ROAD, OLD BETHPAGE, New York (NY), 11804

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Henry Posner III, an individual and citizen of the United States of America (the "Reporting Person").
Residence or business address: The business address of the Reporting Person is 535 Smithfield Street, Suite 960, Pittsburgh, Pennsylvania 15222.
Present principal occupation or employment: The principal occupation of the Reporting Person is Chairman of Railroad Development Corporation, with an address of 535 Smithfield Street, Suite 960, Pittsburgh, Pennsylvania 15222.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he has become or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to them.
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price of the 34,000 shares of Series A Preferred Stock reported on this Schedule 13D as beneficially owned by the Reporting Person is approximately $237,208, including brokerage commissions. Such shares were acquired with the Reporting Person's personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
On February 6, 2026, the Reporting Person spoke with David H. Lesser, the Issuer's Chief Executive Officer and Chairman of the Issuer's Board regarding the Issuer's governance and its plans with respect to its wholly owned subsidiary, Pittsburgh & West Virginia Railroad. The Reporting Person may continue such discussions with Mr. Lesser, as well as other members of the Issuer's Board. The Reporting Person may engage with the Issuer with respect to joining the Board and/or identifying other strategic individuals to join the Board, and to the extent he is unable to reach an agreement with the Issuer regarding the foregoing, the Reporting Person may seek to nominate such individuals to the Board.

The Reporting Person may consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, among other things, the matters set forth above, potential improvements in the Issuer's governance, including a governance and compliance audit, and the strategy and plans of the Issuer, including transactions in which the Reporting Person may seek to participate and potentially engage. In addition to the matters set forth above, the Reporting Person may engage with the Issuer's management and Board with respect to a broad range of governance, compliance, operational and strategic matters and to communicate with other shareholders or other third parties, including advisers and service providers regarding any of the foregoing. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may include customary standstill provisions. The Reporting Person may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

The Reporting Person intends to review his investment in the Issuer on a continuing basis and depending on various factors, including without limitation, the Issuer's governance, compliance with its responsibilities to its shareholders, its financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other available investment opportunities, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may in the future take such actions with respect to his investment in the Issuer on terms and at such times as he deems appropriate. These actions may include, without limitation, acquiring additional shares of the common stock, par value $0.001 per share of the Issuer ("Common Stock"), or Series A Preferred Stock or disposing of some or all of his holdings of Common Stock or Series A Preferred Stock, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable. In addition, the Reporting Person may, at any time and from time to time, (i) review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more the actions described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person may be deemed to beneficially own 34,000 shares of the Issuer's Series A Preferred Stock, representing 10% of the Issuer's outstanding Series A Preferred Stock, which is calculated based on 336,944 shares of Series A Preferred Stock outstanding as of September 30, 2025, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed with the SEC on October 24, 2025.

The Series A Preferred stock may be convertible into shares of the Common Stock of the Issuer only upon the occurrence of certain material events outside the control of the Reporting Person, including a "Change of Control" and a "Delisting Event" (each as defined in the Series A Preferred Stock Articles Supplementary), provided that the Issuer has not earlier delivered notice of the Issuer's election to redeem such shares of Series A Preferred Stock. As of the date hereof, the Series A Preferred Stock is not convertible into Common Stock, and the Reporting disclaims beneficial ownership of any Common Stock as a result of the Reporting Person's ownership of Series A Preferred Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power of 34,000 shares of Series A Preferred Stock. The Reporting Person does not share any voting or dispositive power with respect to his ownership of the Series A Preferred Stock.
Transactions in the class effected during the past sixty days: The transactions in the shares of the Series A Preferred Stock by the Reporting Person during the past 60 days are set forth in Exhibit 99.1 hereto and are incorporated herein by reference. All such transactions were effected in the open market, including through multiple open market purchase transactions that occurred on the same day at different prices, which transactions are reported in the aggregate within a one dollar price range.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Transactions in the Issuer's Series A Preferred Stock During the Past 60 Days

Exhibit 99.2 - Power of Attorney by Henry Posner III for Executing Schedule 13D and Schedule 13G (incorporated by reference from Exhibit 99.2 to the Schedule 13D of Reporting Person dated November 24, 2025 and filed with the SEC on December 1, 2025)

## Signatures
- POSNER HENRY III: /s/ Briar McNutt, Briar McNutt By POA from Henry Posner III, Reporting Person (02/10/2026)
Comment: Power of Attorney of Henry Posner III for Executing Schedule 13D and Schedule 13G (incorporated by reference from Exhibit 99.2 to the Schedule 13D of Reporting Persons dated November 24, 2025 and filed with the SEC on December 1, 2025)